THIS INSTRUMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF ANY OF THE STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS NOTE AND UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

BOYD WINES, LLC

REVENUE SHARE PROMISSORY NOTE

Date of Loan: _________

Amount of Loan: $______ (**"Principal Amount"**)

Payment Start Date: January 30, 2025

THIS CERTIFIES THAT in exchange for the payment by ______________________________, (the **"Lender"**) of the Principal Amount, receipt of which is hereby acknowledged, on the date of this Revenue Share Promissory Note (this **"Note"**), Boyd Wines, LLC, a Maryland limited liability company (the **"Borrower"**), issues to the Lender this Note.

This Note is one of several substantially similar notes entered into with multiple lenders (**"Notes"**). The holders of the Notes shall be referred to collectively herein as the **"Holders."**

1. Definitions

"**Gross Revenue**" for a particular Measurement Period means all of the Borrower's gross revenue and gross receipts, less discounts, shipping, rebates, or promotional allowances, and excluding sales taxes collected and to be remitted to the government attributable to such Measurement Period. Gross Revenue shall be calculated on a tax basis.

"**Measurement Period**" means the period of time with respect to which a Periodic Payment (defined below) is made, which will be the preceding calendar quarter, except that for the first Periodic Payment, the Measurement Period will be the preceding calendar year.

"**Obligations**" means all obligations of the Borrower to the Lender under this Note.

"*Payment Start Date*" means the date specified above.

"*Revenue Rate*" means 10% of Gross Revenue.

"**Repayment Amount**" means 2X the Principal Amount.

2. Terms

(a) When Paid in Full. This Note will be considered paid in full when the Borrower has paid the Lender the Repayment Amount.

(b) Interest Rate. The difference between the Repayment Amount and the Principal Amount shall constitute the interest on this Note (unless specified otherwise in this Note). The interest rate on this Note is a function of the time it takes the Borrower to repay the Repayment Amount. Under no circumstances shall the total interest paid be less than the Applicable Federal Rate nor more than what is allowed under applicable law.

(c) Periodic Payments. Beginning on the Payment Start Date and on the 30th day (or if the 30th day falls on other than a business day, on the next business day) of each calendar quarter thereafter, Borrower shall make quarterly payments (each such payment being a "**Periodic Payment**") to the Lender until the date the Lender has received the Repayment Amount.

(d) Amount of Each Payment. Each Periodic Payment shall be calculated as follows:

> Gross Revenue for the most recently ended Measurement Period multiplied by the Revenue Percentage and then multiplied by the quotient of the Principal Amount of this Note divided by the principal amounts of all outstanding Notes.

If any Note is outstanding for only part of any Measurement Period, the Periodic Payment shall be prorated based on the number of days the Note was outstanding during such Measurement Period.

(e) Application of Payments. All payments shall be applied first to interest and then to principal.

(f) Prepayment. The Borrower may prepay the amounts due under this Note at any time provided the Borrower has paid the Lender in full for all Obligations, including but not limited to the Repayment Amount. Any prepayments must be made pro rata among all Holders.

(g) Currency. All payments shall be made in immediately available funds in U.S. Dollars.

(h) Place of Payment. The Borrower shall pay all amounts made hereunder to the Lender at the office or to the account as the Lender specifies in writing to the Borrower.

(i) Statement. Along with each Periodic Payment, the Borrower shall provide the Lender the Borrower's calculations of the amount due.

(j) Expenses. Each party shall bear its own legal and other expenses in connection with the negotiation and execution of this Note.

(k) Withholding on Payments. The Lender shall be responsible for all taxes associated with payments received under this Note. The Lender hereby authorizes the Borrower to make any withholding required by law. The Lender agrees to provide to the Borrower a Form W-9 or comparable form.

(l) Termination. This Note will automatically terminate (without relieving the Borrower of any obligations arising from a prior breach of or non-compliance with this Note) immediately following the Borrower's payment and the Lender's receipt of all amounts due under this Note. Provisions of this Note which by their terms contemplate performance or survival after the termination of this Note shall survive this Note's termination.

(m) Information Rights. The Borrower will deliver to the Lender un-audited annual financial statements no later than 90 days following the close of the fiscal year.

3. Default

Each of the following events shall be an "**Event of Default**" hereunder:

    a. Borrower fails to pay any amount due under this Note on the date the same becomes due and payable or within five business days thereafter;

    b. Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency, or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

    c. An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within sixty (60) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody, or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest, and other amounts owing hereunder shall automatically be immediately due, payable, and collectible by Lender pursuant to applicable law.

4. Amendment

This Note may be amended by written consent of the Borrower and the Holders of a majority of the amount owing upon all of the Notes. Any single Note may be amended by mutual agreement of the parties to such Note.

5. Borrower Representations and Warranties

The Borrower hereby represents and warrants to the Lender as follows:

(a) The Borrower is a limited liability company validly existing and in good standing in its state of formation, and has the power and authority to own, lease, and operate its properties and carry on its business as now conducted.

(b) The execution, delivery, and performance by the Borrower of this Note is within the power of the Borrower and has been duly authorized by all necessary actions on the part of the Borrower. This Note constitutes a legally valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(c) The Borrower is not party to any litigation and is not the subject of any government investigation, and the Borrower has no knowledge of any pending litigation or investigation or the existence of circumstances that reasonably could be expected to give rise to such litigation or investigation.

6. Lender Representations and Warranties

The Lender hereby represents and warrants to the Borrower as follows:

(a) The Lender has full legal capacity, power, and authority to execute and deliver this Note.

(b) The Lender has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

(c) The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of an investment in the Note, is able to incur a complete loss of such investment without impairing the Lender's financial condition, and is able to bear the economic risk of such investment for an indefinite period of time. The Lender hereby (i) acknowledges that it has received all the information it has requested from the Borrower that the Lender considers necessary or appropriate for deciding whether to enter into this Note, (ii) represents that the Lender has had an opportunity to ask questions and receive answers from the Borrower regarding the terms and conditions of this Note and to obtain any additional information necessary to verify the accuracy of the information given the Lender, and (iii) further represents that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of this investment.

(d) The Lender understands and acknowledges that the Borrower has a limited financial and operating history and that an investment in the Borrower is highly speculative and involves substantial risks.

7. Miscellaneous

(a) Notice. Any notice required or permitted by this Note will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address provided by the party to be notified, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(b) No Voting Rights. The Lender is not entitled, as a holder of this Note, to vote or be deemed a holder of capital stock of the Borrower for any purpose, nor will anything in this Note be construed to confer on the Lender, as such, any rights of the Borrower's stockholder or rights to vote for the election of directors or on any matter submitted to the Borrower's stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings.

(c) Assignment. The Note may be assigned by either the Borrower or the Lender so long as such assignment complies with all applicable laws and regulations. Subject to the foregoing, this instrument will be binding on the Borrower's and the Lender's successors and assigns.

(d) Waiver. The Borrower waives notice of default, presentment, and demand for payment, notice of dishonor, protest, and notice of protest under this Note and any other documents executed in conjunction herewith.

(e) Subordination. This Note shall be subordinated in right of payment and priority to all current and future indebtedness of the Maker to banks, commercial finance lenders, insurance companies, community development loan funds, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money, which is for money borrowed or purchase or leasing of equipment, whether secured or not secured.

(f) No Joint Venture. The parties are operating at arm's length and as independent persons as to each other, not as joint venturers or partners.

(g) Counterparts. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one instrument.

(h) Governing Law. All rights and obligations hereunder will be governed by the laws of the State of Maryland, without regard to the conflicts of law provisions of such jurisdiction.

(i) Tax Treatment. The parties acknowledge and agree that for United States federal and state income tax purposes this Note is, and at all times has been, intended to be characterized as a loan. Accordingly, the parties agree to treat this Note consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(j) Electronic Signatures. Electronic signatures, whether digital or encrypted, to this Note are intended to authenticate this writing, and such signatures have the same force and effect as original manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

IN WITNESS WHEREOF, the undersigned have caused this Note to be duly executed and delivered.

BORROWER: BOYD WINES, LLC

BY: _____

Name: _____

Title: _____

LENDER: _____

BY: _____

Name: _____

Title: _____